==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

                              TAUBMAN CENTERS, INC.
                   -------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   82966U-10-3
                                 ---------------
                                 (CUSIP Number)
         -----------------------------------------------------------

                              KENNETH H. GOLD, ESQ.
                              MIRO WEINER & KRAMER
                             500 N. WOODWARD AVENUE
                        BLOOMFIELD HILLS, MICHIGAN 48304
                                 (248) 258-1205
         -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                  NOVEMBER 14, 2002
          ----------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

                               Page 1 of 38 Pages

==============================================================================

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                         Page 2 of 38 Pages

==============================================================================

-------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              ROBERT S. TAUBMAN


--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                      (b)  [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY                                                 [_]
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
                    N/A

--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [_]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                    UNITED STATES
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     2,841,814

    NUMBER OF
                    ------------------------------------------------------------
                      8
      SHARES                SHARED VOTING POWER
                                     547,984*

   BENEFICIALLY
                    ------------------------------------------------------------
                      9
     OWNED BY               SOLE DISPOSITIVE POWER
                                     400,941

       EACH
                    ------------------------------------------------------------
                      10
    REPORTING               SHARED DISPOSITIVE POWER
                                     547,984**

   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,389,798**
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [X]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             6.5%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------



------------------------
* Includes A) 2,440,873 Shares (as defined herein) and Units (as defined herein) subject to the following voting agreements: (1) Voting Agreement among Robert S. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc.; (2) Voting Agreement between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92; and (3) Voting Agreement between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended; B) 245,016 presently vested options granted to Robert S. Taubman. Does not include 8,500 Shares owned by Mr. Taubman's spouse and Mr. Taubman's child or 942,188 Shares (including Units and shares of Series B Preferred Stock on an as converted basis) owned by The A. Alfred Taubman Restated Revocable Trust, William S. Taubman, TRA Partners, Taub Co. Management Holdings, LLC, Taubman Realty Ventures LLC or TG Partners Limited Partnership of which Mr. Taubman disclaims beneficial ownership to the extent beyond his pecuniary interest in such entities.


** Includes, on an as converted basis, 547,984 shares of Series B Preferred Stock and Units held by R&W-TRG, LLC, a company owned by Mr. Robert S. Taubman and Mr. William S. Taubman.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 3 of 38 Pages



==============================================================================

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The A. Alfred Taubman Restated Revocable Trust

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    N/A

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                100**
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               188,599
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         100**
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         188,599
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    188,699***
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------



------------------------
** Includes, on an as converted basis, shares of Series B Preferred Stock owned by The A. Alfred Taubman Restated Revocable Trust, Courtney Lord, Taubman Realty Ventures LLC, Taub-Co Management, Inc., TRA Partners, Taub Co. Management, Inc., or TG Partners Limited Partnership.

*** The A. Alfred Taubman Restated Revocable Trust disclaims beneficial ownership of all Shares owned by Robert S. Taubman, William S. Taubman, R&W-TRG, LLC and any beneficial ownership in the Units or Shares held beyond his pecuniary interest by TRA Partners, Taubman Realty Ventures LLC, Taub-Co Management, Inc., or TG Partners, Limited Partnership.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 4 of 38 Pages



-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TRA Partners

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Michigan
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                188,101*
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               0
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              188,101*
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    188,101*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------



--------------------------
* Includes 186,837 shares of Common Stock and 17,699,879 Units on an as converted basis.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 5 of 38 Pages



-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Taub-Co Holdings, LLC

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0*
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0*
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING              0*
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                         0*
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         0*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
-------------------------------------------------------------------------------



------------------------
*Includes 1,975 shares of Series B Preferred Stock on an as converted basis.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 6 of 38 Pages



-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              TG Partners Limited Partnership

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Michigan
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                451**
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING              451**
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         451**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
-------------------------------------------------------------------------------



-------------------------
** Includes, on an as converted basis, shares of Series B Preferred Stock owned by TG Partners Limited Partnership.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 7 of 38 Pages



-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              TG Acquisitions

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Michigan
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                31**
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING              31**
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         31**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
-------------------------------------------------------------------------------



--------------------------
** Includes, on an as converted basis, shares of Series B Preferred Stock.

                                 SCHEDULE 13D/A

CUSIP No. 876664103                                         Page 8 of 38 Pages



-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Courtney Lord

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                12*
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING              12*
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         12*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         IN
-------------------------------------------------------------------------------



-------------------------
* Includes, on an as converted basis, shares of Series B Preferred Stock.

CUSIP No. 876664103                                 Page 9 of 38 Pages

==============================================================================

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Robert C. Larson, Trustee of the Robert C. Larson Revocable Trust


-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    N/A

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               0
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         1,428,559*
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,428,559*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.7%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------


-------------------------
*Includes 266,636 shares of Common Stock and 1,161,841 shares of Series B Preferred Stock and 1,161,841 Units included on an as converted basis.

CUSIP No. 876664103                                         Page 10 of 38 Pages

==============================================================================

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Taubman Realty Ventures, LLC


-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    N/A

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Michigan
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               0
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         0*
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         0*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------



-------------------------
*Includes, on an as converted basis, shares of Series B Preferred Stock

CUSIP No. 876664103                                 Page 11 of 38 Pages

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Max M. Fisher Revocable Trust, as amended and restated in its entirety by Instrument dated May 11, 1992 (as may be amended from time to time)
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               0
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              676,965*
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    676,965*
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------


-------------------------
*Includes 283,600 shares of Common Stock and 393,337 shares of Series B Preferred Stock and 393,337 Units included on an as converted basis owned by the Max M. Fisher Revocable Trust.
**The Max M. Fisher Revocable Trust disclaims beneficial ownership of all Shares owned by Martinique Hotel, Inc.

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 12 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MARTINIQUE HOTEL, INC.

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    N/A

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               0
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         41,700
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    41,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 13 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              WILLIAM S. TAUBMAN

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS
                    N/A

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                714,960
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               547,984
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         714,960
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         547,984
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,262,944 ++++
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------



--------------------------
++++Includes on an as-converted basis, 5,925 shares of Series B Preferred stock held by William S. Taubman, 584,064 presently vested options, and 163,500 shares of Common Stock. Mr. Taubman disclaims any beneficial ownership in any Shares or Units owned by The A. Alred Taubman Restated Revocable Trust, Robert
S. Taubman, TRA Partners, Taub Co. Holdings LLC, Taubman Realty Ventures LLC or TG Partners Limited Partnership of which Mr. Taubman disclaims beneficial ownership to the extent beyond his pecuniary interest in such entities.

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 14 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  R&W - TRG, LLC
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    MICHIGAN
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                0
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               547,984****
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              0
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         547,984****
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    547,984****
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------



----------------------
****Includes 547,945 shares of Series B Preferred Stock and 547,945 Units on an as converted basis

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 15 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 JOHN RAKOLTA, JR. AND TERRY RAKOLTA, JOINT TENANTS WITH THE RIGHT OF SURVIVORSHIP

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             251,260
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    251,260****
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [X]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------



---------------------------------
****John Rakolta, Jr. and Terry Rakota, Joint Tenants with the Right of Survivorship disclaim beneficial ownership of all shares owned by The Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, The Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, The Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92, and The John Rakolta, III Irrevocable Trust, U/A dated 12/22/92

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 16 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THE EILEEN HEATHER VANDERKLOOT IRREVOCABLE TRUST, U/A DATED 12/22/92

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             10,835
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     10,835
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 17 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THE LAUREN RAKOLTA IRREVOCABLE TRUST, U/A DATED 12/22/92

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             10,535
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     10,535
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 18 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THE PAIGE ALEXANDRA RAKOLTA IRREVOCABLE TRUST, U/A
                    DATED 12/22/92

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             10,509
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     10,509
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP No. 876664103                                          Page 19 of 38 Pages


-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                THE JOHN RAKOLTA, III IRREVOCABLE TRUST, U/A DATED 12/22/92

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                   N/A
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY               0
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             10,509
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     10,509
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    <1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Amendment No. 1 is filed by Robert S. Taubman with respect to Taubman Centers, Inc., a Michigan corporation (the "Company"), with its principal executive offices at 200 East Long Lake Road, Bloomfield Hills, Michigan 48304, and amends the Schedule 13D originally filed (the "Schedule 13D") by Robert S. Taubman on November 20, 1997. This Amendment No. 1 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of the Company. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D/A is being filed on behalf of the Reporting Persons described below.

            During the last five years, other than as listed herein and to the knowledge of the Reporting Persons, none of the Reporting Person nor any of the persons listed on Schedule A (Partners, Directors and Executive Officers), which is incorporated herein by reference, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
REPORTING             RESIDENCE,         OCCUPATION          CONVICTIONS        CIVIL               CITIZENSHIP
PERSON                BUSINESS                               IN CRIMINAL        PROCEEDINGS
                      ADDRESS, OR                            PROCEEDINGS
                      PRINCIPAL
                      OFFICE

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Robert S.
Taubman               c/o Taubman        Chairman of the     None               None                U.S.
                      Centers, Inc.,     Board, President
                      200 East Long      and Chief
                      Lake Road,         Executive Officer
                      Bloomfield         of Taubman
                      Hills, Michigan    Centers, Inc.
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 The A. Alfred        c/o Taubman        Former Chairman     A. Alfred          None                U.S.
Taubman Restated      Centers, Inc.,     of the Board of     Taubman, the
Revocable Trust, as   200 East Long      Directors of        sole trustee of
amended and restated  Lake Road,         Taubman Centers,    the A. Alfred
in its entirety by    Bloomfield         Inc.                Taubman Restated
Instrument dated      Hills, Michigan                        Revocable Trust
January 10, 1989      48304                                  was convicted of
and subsequently by                                          conspiracy to
Instrument dated                                             restrain trade
June 25,                                                     in violation of
1997, and by                                                 section 1 of the
Instrument dated                                             Sherman Act by
April 10, 2002, as                                           the United
the same has been                                            States District
and may hereafter be                                         Court for the
amended from time                                            Southern
to time.                                                     District of New
                                                             York, final
                                                             judgment entered
                                                             April 22, 2002,
                                                             sentenced to 1 year
                                                             and 1 day
                                                             imprisonment and a
                                                             fine of
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
                                                             $7,500,000
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Courtney Lord         c/o Taubman        Senior Vice         None               None                U.S.
                      Centers, Inc.,     President of
                      200 East Long      Leasing
                      Lake Road,
                      Bloomfield
                      Hills, Michigan
                      48304

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Robert C. Larson,     c/o Taubman        Managing            None               None                U.S.
Trustee of the        Centers, Inc.,     Director, Lazard
Robert C. Larson      200 East Long      LLC, Chairman,
Revocable Trust       Lake Road,         Lazard Freres
                      Bloomfield         Real Estate
                      Hills, Michigan    Investments LLC
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
The Max M. Fisher     c/o Taubman        N/A                 None               None                U.S.
Revocable Trust, as   Centers, Inc.,
amended and           200 East Long
restated in its       Lake Road,
entirety by           Bloomfield
Instrument dated      Hills, Michigan
May 11, 1992 (as      48304
may be amended from
time to time)
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
William S. Taubman    c/o Taubman        Executive Vice      None               None                U.S.
                      Centers, Inc.,     President of
                      200 East Long      Taubman Centers,
                      Lake Road,         Inc.
                      Bloomfield
                      Hills, Michigan
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
John Rakolta, Jr.     c/o Taubman        Chairman & CEO      None               None                U.S.
and Terry Rakolta,    Centers, Inc.,     Walbridge Aldinger
Joint Tenants with    200 East Long
the Right of          Lake Road,
Survivorship          Bloomfield
                      Hills, Michigan
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
The Eileen Heather    c/o Taubman        N/A                 None               None                N/A
Vanderkloot           Centers, Inc.,
Irrevocable Trust,    200 East Long
U/A dated 12/22/92    Lake Road,
                      Bloomfield
                      Hills, Michigan
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
The Lauren Rakolta    c/o Taubman        N/A                 None               None                N/A
Irrevocable Trust,    Centers, Inc.,
U/A dated 12/22/92    200 East Long
                      Lake Road,
                      Bloomfield
                      Hills, Michigan
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
The Paige Alexandra   c/o Taubman        N/A                 None               None                N/A
Rakolta Irrevocable   Centers, Inc.,
Trust, U/A dated      200 East Long
12/22/92              Lake Road,
                      Bloomfield
                      Hills, Michigan
                      48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
The John Rakolta,     c/o Taubman        N/A                 None               None                N/A
III Irrevocable       Centers, Inc.,
Trust, U/A dated      200 East Long
                      Lake Road,
                      Bloomfield
                      Hills, Michigan

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

12/22/92              48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
REPORTING PERSON      STATE OR PLACE     PRINCIPAL           ADDRESS OF         CONVICTIONS IN      CONVICTIONS IN
                      OF ORGANIZATION    BUSINESS AND        PRINCIPAL OFFICE   CRIMINAL            CIVIL PROCEEDINGS
                                         ADDRESS OF                             PROCEEDINGS
                                         PRINCIPAL BUSINESS
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
TRA Partners          Michigan           Holding Company     c/o Taubman        None                N/A
                                                             Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Taub-Co Holdings LLC  Delaware           Holding Company     c/o Taubman        None                N/A
                                                             Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
TG Partners Limited   Michigan           Holding Company     c/o Taubman        None                N/A
Partnership                                                  Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 TG Acquisitions      Michigan           Holding Company     c/o Taubman        None                N/A
                                                             Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Taubman Realty        Michigan           Holding Company     c/o Taubman        None                N/A
Ventures LLC                                                 Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Martinique Hotel,     Delaware           Holding Company      c/o Martinique    None                N/A
Inc.                                                         Hotel, Inc., 3011
                                         c/o Martinique      West Grand
                                         Hotel, Inc., 3011   Blvd, 2607
                                         West Grand Blvd,    Fisher Building,
                                         2607 Fisher         Detroit, MI 48202
                                         Building,
                                         Detroit, MI 48202
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
R&W - TRG, LLC        Michigan           Holding Company     c/o Taubman        None                N/A
                                                             Centers, Inc.,
                                         c/o Taubman         200 East Long
                                         Centers, Inc.,      Lake Road,
                                         200 East Long       Bloomfield
                                         Lake Road,          Hills, Michigan
                                         Bloomfield Hills,   48304
                                         Michigan 48304
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

ITEM 4.           PURPOSE OF THE TRANSACTION.


                  On November 13, 2002, David Simon, Chief Executive Officer of Simon Property Group, Inc., sent an unsolicited letter to the Board of Directors of the Company offering $17.50 per share in cash for the Common Stock of the Company. The Company issued a press release opposing the proposed transaction, which is attached to this 13D/A as Exhibit 2 and incorporated herein by reference. Certain of the Reporting Persons have executed the Voting Agreements described in Item 5, granting the sole and absolute right to vote their shares on any and all matters that come before the shareholders of the Company to Robert S. Taubman. Robert S. Taubman, together with, The A. Alfred Taubman Restated Revocable Trust, William S. Taubman, TRA Partners, Taubman Realty Ventures LLC, Taub-Co Management, Inc., TG Partners Limited Partnership, and the R&W-TRG LLC (collectively the "Taubman Family") have informed the Company that they have no interest in pursuing a sale of the Company. Each member of the Taubman Family disclaims beneficial ownership with respect to the other members of the Taubman Family. As described below in response to Item 5, Robert S. Taubman together with the Taubman Family controls 33.6% of the vote of the capital stock of the Company. A sale or other extraordinary transaction would require the approval of the holders of at least 2/3rds of the capital stock of the company. The Reporting Persons have entered into the Voting Agreements for the purposes of preventing an unsolicted takeover of the Company.


                  Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in:


(a) the acquisition of any additional securities of the Company, or the disposition of any securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f)      any material change in the Company's business or corporate structure;

(g) any change in the Company's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination and registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to the foregoing.


         The Reporting Persons reserve the right, based on all relevant factors, to change their intention with respect to any or all of the matters referred to in this Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


         (a)-(d) Robert S. Taubman has entered into the following voting agreements: (1) Voting Agreement among Robert S. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (the "Fisher Agreement"); (2) Voting Agreement between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 (the "Rakolta Agreement"); and (3) Voting Agreement between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended (the "Larson Agreement" and together with the Fisher Agreement and the Rakolta Agreement collectively the "Voting Agreements").

         The Voting Agreements generally grant Robert S. Taubman an irrevocable proxy to conferring on Robert S. Taubman the sole and absolute right to vote the shares of Common Stock and Series B Preferred Stock which are the subject of such agreements. The Larson Agreement has a two year term, the Fisher Agreement and the Rakolta Agreements each have one year terms. The Rakolta Agreement and Larson Agreement grant Robert S. Taubman certain rights to purchase the shares which are subject to that agreement if the grantee decides to sell such shares, the Fisher Agreement contains no such provisions. The foregoing description of the Voting Agreements is qualified in its entirety by reference to such agreements, copies of which are incorporated by reference herein.

         Pursuant to the Voting Agreements, Robert S. Taubman has the sole and absolute right to vote 885,584 shares of Common Stock and 1,555,178 shares of Series B Preferred Stock. The Taubman Family (as defined above) holds, 500,437 shares of Common Stock, 25,228,882 shares of Series B Preferred Stock and 25,228,882 Units of Taubman Realty Group Limited Partnership ("Units"). Each member of the Taubman Family disclaims beneficial ownership of any shares of Common Stock, Series B Preferred Stock and Units held by any other member of the Taubman Family. When combined with the Shares subject to the Voting Agreements, the Taubman Family and Robert S. Taubman have the right to vote 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock representing 33.6% of the outstanding voting stock of the Company, which as of November 11, 2002 consisted of 52, 183,395 shares of Common Stock and 31,767,066 shares of Series B Preferred Stock.

         Robert S. Taubman exercised options with respect to 150,000 shares of Common Stock on November 14, 2002 at an exercise price per share of $9.69. William S. Taubman exercised options with respect to 150,000 shares of Common Stock on November 14. 2002, of these 79,004 were exercised at an exercise price of $9.39 and 70,996 were exercised at an exercise price of $9.69 per share. Robert C. Larson bought 266,366 shares of Common Stock on November 14. 2002. The Max M. Fisher Revocable Trust bought 150,000 shares of Common Stock on November 14, 2002, in open market transactions executed on the New York Stock Exchange at a price including commissions of $17.08 per share.

         Robert S. Taubman holds vested options with respect to 245,016 shares of capital stock. William S. Taubman also holds vested options with respect to 584,064 shares of capital stock. The options held by Robert S. Taubman do not include options with respect to an additional 2,962,620 Units of Partnership Interest (the "Deferred Options") granted to Mr. R. Taubman and subject to an Option Deferral Agreement between the Taubman Company LLC, The Taubman Realty Group Limited Partnership and Robert S. Taubman pursuant to which the gains (i.e., the difference between the fair market value of the Units of Partnership Interest subject to the Deferred Options and the aggregate exercise price of the Deferred Options) that would be recognized by Mr. R. Taubman upon his exercise of the Deferred Options will be deferred. Mr. Taubman will defer receipt of the Units of Partnership Interest covered by the Deferred Options for a period of ten years from the date of exercise. Until the deferred amount has been distributed in full, Mr. Taubman will receive distribution equivalents on the deferred amounts in the form of cash payments as and when the Company makes distributions on actual Units of Partnership Interest outstanding. Beginning with the earlier of Mr. Taubman's cessation of employment for any reason or the ten year anniversary of the date of exercise, the deferred Units of Partnership Interest will be paid to Mr. R. Taubman in ten annual installments. The Deferral Agreement will terminate and the deferred Units of Partnership Interest will be paid to Mr. R. Taubman in a single distribution or upon a "change in control" of TRG.


         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         See 5.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated November 14, 2002, among Robert S. Taubman, A. Alfred Taubman as Trustee for The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997 and by Instrument dated April 10, 2002, as the same has been and hereafter may be amended from time to time, TRA Partners, Robert C. Larson, Max M. Fisher, Martinique Hotel, Inc., William S. Taubman, John Rakolta, Jr., Terry Rakolta, Allen Lassiter , as Trustee of the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/21/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/91, and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 and the other signatories thereto.

     2. Press Release, dated November 13, 2002, from Taubman Centers, Inc., opposing Simon Property Group, Inc.'s offer of $17.50 per share in cash for the Common Stock of Taubman Centers, Inc.

     3. Voting Agreement, dated November 14, 2002, among Robert S. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc.

     4. Voting Agreement, dated November 14, 2002, between Robert S. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92

     5. Voting Agreement, dated November 14, 2002, between Robert S. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended.

     6. Durable General Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  November 14, 2002


                                                      /s/ Robert S. Taubman
                                                     ------------------------
                                                     By:   Robert S. Taubman


                                                     THE A. ALFRED TAUBMAN
                                                     RESTATED REVOCABLE TRUST,
                                                     as amended and restated in
                                                     its entirety by Instrument
                                                     dated January 10, 1989 and
                                                     subsequently by Instrument
                                                     dated June 25, 1997, and by
                                                     Instrument dated April 10,
                                                     2002, as the same has been
                                                     and may hereafter be
                                                     amended from time to time.

                                                      /s/Jeffrey H. Miro **
                                                     ------------------------


                                                     TRA Partners

                                                      /s/Jeffrey H. Miro **
                                                     ------------------------

                                                     Taub-Co Holdings LLC
                                                      /s/Jeffrey H. Miro **
                                                     ------------------------

                                                     TG Partners Limited
                                                     Partnership
                                                      /s/Jeffrey H. Miro **
                                                     ------------------------

                                                     TG Acquisitions
                                                      /s/Jeffrey H. Miro **
                                                     ------------------------

                                                      /s/ Courtney Lord
                                                     ------------------------
                                                     By:   Courtney Lord


                                                     Taubman Realty Ventures LLC
                                                      /s/Jeffrey H. Miro **
                                                     ------------------------

                                                     /s/ John T. Alfonsi
                                                           attorney-in-fact for
                                                           Robert C. Larson,
                                                           Trustee of the Robert
                                                           C. Larson Revocable
                                                           Trust u/a/d 1/24/86,
                                                           as amended

                                                     /s/ Max M. Fisher
                                                     ------------------------
                                                     By:   Max M. Fisher, acting
                                                           not individually but
                                                           as Trustee or
                                                           successor(s) in
                                                           trust, of The Max M.
                                                           Fisher Revocable
                                                           Trust, as amended and
                                                           restated in its
                                                           entirety by
                                                           Instrument dated May
                                                           11, 1992 (as may be
                                                           amended from time to
                                                           time)


                                                     Martinique Hotel, Inc.
                                                     /s/ Phillip WM. Fisher
                                                     ------------------------
                                                     By:    Phillip WM. Fisher
                                                     Its:   Vice President

                                                     /s/ William S. Taubman
                                                     ------------------------
                                                     By:   William S. Taubman


                                                     R&W - TRG, LLC

                                                     /s/ William S. Taubman
                                                     -----------------------

                                                        /s/ John Rakolta, Jr.
                                                     ------------------------
                                                     By:   John Rakolta, Jr.

                                                        /s/ Allen Lassiter
                                                     ------------------------
                                                     By:   Allen Lassiter,
                                                             Trustee of the
                                                             Eileen Heather
                                                             Vanderkloot
                                                             Irrevocable Trust,
                                                             U/A dated 12/22/92

                                                        /s/ Allen Lassiter
                                                     ------------------------
                                                     By:   Allen Lassiter,
                                                             Trustee of the
                                                             Lauren Rakolta
                                                             Irrevocable Trust,
                                                             U/A dated 12/21/92

                                                        /s/ Allen Lassiter
                                                     ------------------------
                                                     By:   Allen Lassiter,
                                                             Trustee of the
                                                             Paige Alexandra
                                                             Rakolta Irrevocable
                                                             Trust, U/A dated
                                                             12/22/91

                                                        /s/ Allen Lassiter
                                                     ------------------------
                                                     By:   Allen Lassiter,
                                                             Trustee of the John
                                                             Rakolta, III
                                                             Irrevocable Trust,
                                                             U/A dated 12/22/92

** Jeffrey H. Miro, as attorney-in-fact under Durable General Power of Attorney dated April 10, 2002, for A. Alfred Taubman, acting not individually, but as the Trustee the A. Alfred Taubman Restated Revocable Trust.

                                   APPENDIX A


                        DIRECTORS, OFFICERS, AND PARTNERS


TRA Partners

         The following is a list of all partners of TRA Partners. All partners are United States citizens. Each partner's business address is c/o Taubman Centers, Inc., 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.

The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997, and subsequently by Instrument dated April 10, 2002 as the same may hereafter be amended from time to time


Name:                              Robert S. Taubman

Principal Occupation:              Chairman of the Board, President, and Chief
                                   Executive Officer of Taubman Centers, Inc.


Name:                              William S. Taubman

Principal Occupation:              Executive Vice President of Taubman Centers,
                                   Inc.



Name:                               Gayle Taubman Kalisman

Taubman Realty Ventures LLC

    The following is a list of all partners of Taubman Realty Ventures LLC. All partners are United States citizens. Each partner's business address is c/o Taubman Centers, Inc., 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.

The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997, and subsequently by Instrument dated April 10, 2002 as the same may hereafter be amended from time to time

Name:                              Robert S. Taubman

Principal Occupation:              Chairman of the Board, President, and Chief
                                   Executive Officer of Taubman Centers, Inc.


Name:                              William S. Taubman

Principal Occupation:              Executive Vice President of Taubman Centers,
                                   Inc.


Name:                               Gayle Taubman Kalisman

Taub-Co Holdings LLC

         The following is a list of all members of Taub-Co Holdings LLC.   All
members are United States citizens. Each member's business address is c/o Taubman Centers, Inc., 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.

The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997, and subsequently by Instrument dated April 10, 2002 as the same may hereafter be amended from time to time


Name:                              Robert S. Taubman

Principal Occupation:              Chairman of the Board, President, and Chief
                                   Executive Officer of Taubman Centers, Inc.



Name:                              William S. Taubman

Principal Occupation:              Executive Vice President of Taubman Centers,
                                   Inc.

TG Partners Limited Partnership

        The following is a list of all partners of TG Partners Limited Partnership. All partners are United States citizens. Each partners business address is c/o Taubman Centers, Inc. 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.


TG  Michigan, Inc.

Taubman Realty Ventures

Richard P. Kughn

The Kughn Real Properties Co.

Robert C. Larson

Sidney R. Unobskey

Leonard Dobbs

Gloria Dobbs

Michaela Naggar Bourne

Auri Neal Naggar

Ron Naggar M.D.

David Naggar

Tamara Naggar

Marvin G. Leech

Margaret Putnam

The Burkhardt Family Trust

Taub-Co Management, Inc.

         Martinique Hotel, Inc.


         The following is a list of all Directors of Martinique Hotel, Inc. Each Director's business address is c/o Martinique Hotel, Inc., 3011 West Grand Blvd, 2607 Fisher Building, Detroit, MI 48202. All Directors are United States citizens.


Name:                              Marjorie S. Fisher

Principal Occupation:              President, Martinique Hotel, Inc.



Name:                              Phillip William Fisher

Principal Occupation:              Vice President, Martinique Hotel, Inc.



Name:                              Jane F. Sherman

Principal Occupation:              Secretary, Martinique Hotel, Inc.



Name:                              Mary D. Fisher

Principal Occupation:              Philanthropist



Name:                              Julie F. Cummings

Principal Occupation:              Treasurer, Martinique Hotel, Inc.



Name:                              Marjorie M. Fisher

Principal Occupation:              Assistant Treasurer, Martinique Hotel, Inc.

         Martinique Hotel, Inc.


         The following is a list of all executive officers of Martinique Hotel, Inc. excluding executive officers who are also directors. Each officer's business address is c/o Martinique Hotel, Inc., 3011 West Grand Blvd, 2607 Fisher Building, Detroit, MI 48202, which address is Martinique Hotel, Inc.'s business address. All executive officers are United States Citizens.


Name:                              Marjorie S. Fisher

Title:                             President



Name:                              Phillip William Fisher

Title:                             Vice President



Name:                              Jane F. Sherman

Title:                             Secretary



Name:                              Julie F. Cummings

Title:                             Treasurer



Name:                              Marjorie M. Fisher

Title:                             Assistant Treasurer

INDEX OF EXHIBITS



EXHIBIT NO.       DOCUMENT

Exhibit 1         Joint Filing Agreement, dated November 14, 2002, among Robert
                  S. Taubman, A. Alfred Taubman as Trustee for The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997 and by Instrument dated April 10, 2002, as the same has been and hereafter may be amended from time to time, TRA Partners, Robert C. Larson, Max M. Fisher, Martinique Hotel, Inc., William S. Taubman, John Rakolta, Jr., Terry Rakolta, Allen Lassiter, as Trustee of the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/21/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/91, and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 and the other signatories thereto.

Exhibit 2 Press Release, dated November 13, 2002, from Taubman Centers, Inc., opposing Simon Property Group, Inc.'s offer of $17.50 per share in cash for the common stock of Taubman Centers, Inc.

Exhibit 3         Voting Agreement, dated November 14, 2002, among Robert S.
                  Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc.

Exhibit 4         Voting Agreement, dated November 14, 2002,  between Robert S.
                  Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92.

Exhibit 5         Voting Agreement, dated November 14, 2002, between Robert S.
                  Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/86, as amended.

Exhibit 6 Durable General Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust